PRESIDENTIAL LIFE INSURANCE COMPANY

69 LYDECKER STREET

NYACK, NEW YORK 10960

 (845) 358 - 2300

June 28, 2011

By Edgar

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities & Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:

Presidential Life Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 29, 2011

File No. 000-05486

Dear Mr. Rosenberg:

We are in receipt of your email dated June 22, 2011, requesting that we provide you with additional information so that you may better understand our disclosure.

Set forth below are the Company’s responses.  For convenience of reference, the Staff comment is reprinted in italics and is followed by the Company’s response.

Item15,  Financial Statements

Note to Consolidated Financial Statements

2.Investments

Limited Partnerships, page F-22

1.

Refer to your response to our comment six.  Please address the following with respect to your accounting:

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Please provide us with your proposed accounting policy disclosure that states how you determine whether cash received from the partnerships represent a return of or return on capital.  Identify the distinguishing characteristics between return of and return on capital.  Further, please help us understand whether the existence of regular capital contributions impacts your assessment as to whether cash received is a return of or return on capital.

69 Lydecker Street, Nyack, NY 10960      (845) 358-2300      www.presidentiallife.com

Response

The Company’s proposed accounting policy disclosure for determining whether cash received from limited partnerships (LPs) represents a return of, or return on, capital is provided below.  The Company notes there is no authoritative guidance in ASC Topic 3201 for making this distinction.  Specifically, the guidance formerly contained in FASB Statement No. 1152 indicated that “This Statement does not affect the methods used for recognizing and measuring the amount of dividend and interest income.”  In the absence of on-point guidance, the Company believes it is appropriate to distinguish between the two types of cash receipts based on whether they represent the earnings (or loss) of the investee, or not.  The LPs typically generate income through the sale of appreciated investments; the sale of a depreciated investment gives rise to a loss.   A cash receipt that does not represent earnings (or loss) of the investee is treated as a return of capital, which the Company records as a reduction of the basis in the investment, rather than as a credit (or charge) to the income statement.

As noted in our May 25, 2011, response to you, the Company believes its approach is consistent with the industry-specific guidance for investment companies and insurance entities.  The Company also believes its approach is consistent with current practice.  For example, the interpretive guidance in CCH’s Accounting Research Manager states:

Dividends (except stock) should be recorded in income….  Occasionally, distributions represent a return of capital rather than current income. In those instances, the distributions should be recorded as a reduction in the carrying amount of the investment rather than as income.3

With respect to our LP investment portfolio, the typical LP agreement requires the general partner to make a cash distribution to the limited partners no later than 30 – 45 days after the quarter in which the underlying investment was sold.  When an investment is sold, the general partner records the activity in its financial statements, distributes the proceeds to the limited partners and provides the Company with a detailed accounting of cash proceeds by source—i.e., the portions that represent realized appreciation (depreciation) vs. our capital investment .  The realized appreciation (depreciation) is recorded as a return on capital, while the remainder is treated as a return of capital.

As additional context, the carrying amounts for our LP investments generally agree to the capital balances reported by the underlying partnerships.  We also reconcile the capital balance of the individual limited partnerships to the annual audited financial statements and Form K-1 when received.  This reconciliation is performed to corroborate the type of proceeds reported in the individual distributions received during the year, i.e., return on vs. return of capital.

Your June 22, 2011, letter asked us to help you “understand whether the existence of regular capital contributions impact [our] assessment as to whether cash received is a return of or return on capital.”  All of our cash contributions to the LPs are reflected as a return of capital when the partnerships remit such amounts back to us, as described above.  Please refer to our May 25, 2011, letter where we provided additional background related to capital contributions.  In short, capital contributions for each of the LPs (other than hedge funds) are made by each limited partner if and when a capital call notice is made by the general partner of the partnership.  Otherwise, there are no regular contributions.  Hedge fund investments are fully funded at inception and there is no future funding obligation, and therefore, there are no additional capital contributions.

The Company will disclose the following accounting policy related to cash distributions in future filings:

The Company recognizes cash distributions as either a return on capital in earnings or a return of capital that reduces the investment’s carrying amount.  This distinction is based on information received from the limited partnerships, which indicates whether the cash distribution represents earnings or loss of the investee, or a return of our investment.

Additionally, the Company considered a question posed verbally by Mary Mast of the SEC staff in a telephone conversation on June 26, 2011, related to assessing the accuracy of financial information provided by the LPs to

1 Investments—Debt and Equity Securities

2 Accounting for Certain Investments in Debt and Equity Securities.  See paragraph 14.

3 See CCH Accounting Research Manager – Accounting Standards \ 320 Investments – Debt and equity Securities \ 10 Overall \ Recognition and Measurement \ U.S.: Dividends

distinguish returns on capital from returns of capital.  The Company’s controls over the recording of amounts related to cash distributions principally include:

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Reconciling the capital balance of the Company’s individual LP investments to the capital account statements at least quarterly and to the annual audited LP financial statements to corroborate the type of proceeds reported in the individual distributions (i.e., return on vs. return of capital) received each period to the annual totals.

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Obtaining unqualified audit reports from reputable firms with respect to the annual LP financial statements.

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On an as-needed basis, interviewing management of the LPs to obtain clarification or additional details related to the cash distributions and/or annual financial statements.

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Reviewing fund communications including quarterly letters to limited partners.

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Attending annual meetings, when appropriate and feasible.

The Company believes these controls are sufficient to maintain the accuracy of its financial statements with respect to the accounting for cash distributions received from the LPs.  In addition, the Company believes this conclusion is consistent with the SEC staff’s public guidance (i) that controls over the recording of transactions into the investee’s accounts are not part of the registrant’s control structure, as well as the staff’s (ii) description of procedures that would be appropriate over the recording of amounts related to a non-consolidated investment:

Q: Is a registrant required to evaluate the internal control over financial reporting of an equity method investment?

A: The accounts of an equity method investee are not consolidated on a line-by-line basis in the financial statements of the investor, and as such, controls over the recording of transactions into the investee's accounts are not part of the registrant's internal control structure. However, the registrant must have controls over the recording of amounts related to its investment that are recorded in the consolidated financial statements. Accordingly, a registrant would have to consider, among other things, the controls over: the selection of accounting methods for its investments, the recognition of equity method earnings and losses, its investment account balance, etc. For example, a registrant might require that, at least annually, its equity method investees provide audited financial statements as a control over the recognition of equity method earnings and losses. However, nothing precludes a registrant from evaluating the control over financial reporting of an equity method investment, and there may be circumstances where it is not only appropriate but also may be the most effective form of evaluation. For purposes of applying this guidance, we make no distinction between those equity method investments for which the registrant is required to file audited financial statements pursuant to Rule 3-09 of Regulation S-X and those where no such requirement is triggered.1

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1 See Question 2 of the frequently asked questions related to Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports at http://www.sec.gov/info/accountants/controlfaq.htm#foot1.

The distributions amount for the year ended December 31, 2010 for your fair value partnerships appears high compared to the beginning limited partnership balance.  The amount you have identified as representing a return of capital also appears high.  Please explain to us and consider additional disclosure in Management’s Discussion and Analysis as to why a significant percentage of the partnership beginning balance was returned to you in the year ended December 31, 2010.

Response

Please be advised that distribution amounts usually vary from year to year, as a result of changes in the level of asset sales by the various limited partnerships.    During the fourth quarter of 2010, the Company initiated the full redemption of four of its hedge fund investments resulting in a distribution of $42.7 million.  The carrying value of these limited partnerships was approximately $39.5 million, and the Company recognized a return on capital of $10.7 million. During 2009, there were no hedge fund liquidations.  The total distributions for 2010 including the four hedge fund dispositions were $79.4 million.  The 2010 distributions without the hedge fund sales were $36.7 million, which was approximately 18% of the carrying value of the limited partnership portfolio.  This compares to a total distribution of $28.3 million in 2009, which equaled approximately 12% of the portfolio carrying value in 2009.  In our Form 10K/A, we will provide additional disclosure in the MD&A to explain why a significant percentage of the partnership beginning balance was returned to us in the year ended December 31, 2010.

1.

Refer to your response to our comment eight.  We understand you will modify the table presented on page F-22 in Note 2 to provide similar information to that depicted in Exhibit 2 of your response.

Response

We plan to file an amendment to our 2010 Form 10-K (the”2010 Form 10-K/A”).  In the 2010 from 10-K/A, we will modify the table presented on F-22 in Note 2 to provide similar information to that depicted in Exhibit 2 of our response letter dated May 25, 2011.

Sincerely,

 /s/ Pete Pheffer

Pete Pheffer

Chief Financial Officer